Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DRAGON VICTORY INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Jianjun Sun 21F Phoenix Center, 28 Qiutao Road, Shangcheng District, Hangzhou, PRC

Telephone:  +86-571-82213772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: CYN Cherish Capital Limited
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares	(7) Sole Voting Power: 7,250,000
Beneficially Owned
By Each Reporting	(8) Shared Voting Power: 0
Person With
(9) Sole Dispositive Power: 7,250,000

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,312,164

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)	Percent of Class Represented by Amount in Row (11):

20.24%(1)

(14)	Type of Reporting Person (See Instructions): CO

(1) Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of July 31, 2018.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Jianjun Sun
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: P.R. China

Number of Shares	(7) Sole Voting Power: 7,250,000
Beneficially Owned
By Each Reporting	(8) Shared Voting Power: 0
Person With
(9) Sole Dispositive Power: 7,250,000

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,312,164

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)	Percent of Class Represented by Amount in Row (11):

20.24%(1)

(14)	Type of Reporting Person (See Instructions): IN

(1) Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of July 31, 2018.

CUSIP Number: G28365 107

Item 1.	Security and Issuer.

Securities acquired: ordinary shares, $0.0001 par value (“Ordinary Shares”)

Issuer:	Dragon Victory International Limited. (the “Issuer”)
21F Phoenix Center, 28 Qiutao Road, Shangcheng District, Hangzhou, PRC
Telephone: +86-571-82213772

Item 2.	Identity and Background.

(a) This statement is filed by CYN Cherish Capital Limited (“Cherish Capital”), and Mr. Jianjun Sun (collectively, the “Reporting Persons”). Cherish Capital is the holder of record of approximately 20.24% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of July 31, 2018, as reported in the Form 20-F for the fiscal year ended March 31, 2018 of the Issuer. Mr. Sun is the CEO and Chairman of the Issuer. Mr. Sun is the sole director of Cherish Capital and holds 100% ownership of Cherish Capital. Mr. Sun beneficially hold approximately 20.24% of the Issuer’s outstanding Ordinary Shares through his 100% ownership of Cherish Capital.

(b) The address of the principal business and principal office of Cherish Capital is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The residential address of Mr. Sun is Room 501, unit 2, Building 4, Fu Xing Cheng Shi Jia Yuan, Shangcheng District, Hangzhou.

(c) The principal business of Cherish Capital is to act as an investment holding company. Mr. Sun is the sole director of Cherish Capital and the CEO and Chairman of the Issuer.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) Cherish Capital is a British Virgin Islands company. Mr. Jianjun Sun is a citizen of P.R. China.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $8,416,276.96. The source of these funds was the personal funds of Mr. Sun, the sole director of Cherish Capital.

CUSIP Number: G28365 107

Item 4.	Purpose of the Transaction

On September 12, 2018, pursuant to a certain share purchase agreement (the “2018 Share Purchase Agreement”), Honesty Heart Limited sold to Cherish Capital 2,312,164 shares of Ordinary Shares at an aggregate purchase price of US$8,416,276.96 in cash payment.

As a result of the above mentioned transactions, the Reporting Persons currently beneficially owns 20.24% Ordinary Shares of the Issuer.

The Ordinary Shares owned by the Report Persons have been acquired for investment purposes. The Reporting Person may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except as set forth in this Item 4, neither Mr. Jianjun Sun nor Cherish Capital, has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Cherish Capital may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP Number: G28365 107

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 11,421,394 Ordinary Shares outstanding as of July 31, 2018, as reported in the Form 20-F for the fiscal year ended March 31, 2018 of the Issuer. The Reporting Persons beneficially own 2,312,164 Ordinary Shares, representing approximately 20.24% issued and outstanding Ordinary Shares of the Issuer.

(b)  Cherish Capital is the direct beneficial owner of 2,312,164 Ordinary Shares. Mr. Jianjun Sun, by virtue of being the sole shareholder of Cherish Capital, may be deemed to possess indirect beneficial ownership of 2,312,164 Ordinary Shares. As such, Mr. Jianjun Sun has indirect, sole voting power and indirect, sole dispositive power with respect to the 2,312,164 Ordinary Shares.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

2018 Share Purchase Agreement

On September 12, 2018, Honesty Heart sold Cherish Capital 2,312,164 shares of Ordinary Shares at an aggregate purchase price of US$8,416,276.96 in cash payment, for $3.64 per share.

CUSIP Number: G28365 107

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement date September 21, 2018
Exhibit 99.2	Share Purchase Agreement dated September 12, 2018 by and between Honesty Heart, Ltd. and Cherish Capital Limited

CUSIP Number: G28365 107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2018

Cherish Capital Limited*

By:	/s/ Jianjun Sun
Name:	Jianjun Sun
Title:	Sole Director

/s/ Jianjun Sun
Jianjun Sun *

* The Reporting Persons disclaim beneficial ownership of the Ordinary Share except to the extent of their pecuniary interest therein.